SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

EPL OIL & GAS, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

26883D1081
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 26, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26883D1081
1	Names of Reporting Person.	Debello Investors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,087,849
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,087,849
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,087,849
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	2.78%
14	Type of Reporting Person	OO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Catalyst Investors LLC
2	Check the Appropriate Box if a Member of a Group (a) o (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,295,408
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,295,408
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,295,408
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	3.31%
14	Type of Reporting Person	OO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Catalyst Trading Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	38,024
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	38,024
11	Aggregate Amount Beneficially Owned by Each Reporting Person	38,024
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.10%
14	Type of Reporting Person	CO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Spectrum Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,855,817
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,855,817
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,855,817
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	4.75%
14	Type of Reporting Person	PN

CUSIP No. 26883D1081
1	Names of Reporting Person.	Spectrum Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	1,821,863
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	1,821,863
11	Aggregate Amount Beneficially Owned by Each Reporting Person	1,821,863
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	4.66%
14	Type of Reporting Person	CO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	6,133,936
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	6,133,936
11	Aggregate Amount Beneficially Owned by Each Reporting Person	6,133,936
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	15.69%
14	Type of Reporting Person	PN

CUSIP No. 26883D1081
1	Names of Reporting Person.	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	6,133,936
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	6,133,936
11	Aggregate Amount Beneficially Owned by Each Reporting Person	6,133,936
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	15.69%
14	Type of Reporting Person	OO

CUSIP No. 26883D1081
1	Names of Reporting Person.	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	6,133,936
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	6,133,936
11	Aggregate Amount Beneficially Owned by Each Reporting Person	6,133,936
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	15.69%
14	Type of Reporting Person	IN

CUSIP No. 26883D1081
1	Names of Reporting Person.	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	6,133,936
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	6,133,936
11	Aggregate Amount Beneficially Owned by Each Reporting Person	6,133,936
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	15.69%
14	Type of Reporting Person	IN

This Amendment No. 5 to Schedule 13D (the "Amendment No. 5") modifies and supplements the Schedule 13D initially filed on July 3, 2008 (the "Original Statement"), as amended by Amendment No. 1 filed on October 14, 2008, Amendment No. 2 filed on January 27, 2009, Amendment No. 3 filed on March 5, 2009 and Amendment No. 4 filed on September 29, 2009 (the Original Statement, as amended, the "Statement"), with respect to the common stock, $0.001 par value per share (the “Common Stock”) of EPL Oil & Gas, Inc. (f/k/a/ Energy Partners, Ltd.) (the “Company”). Except to the extent supplemented or amended by the information contained in this Amendment No. 5, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 1.                 Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

The address of the principal executive offices of the Company is:

EPL Oil & Gas, Inc. (fka Energy Partners, Ltd.)
201 St. Charles Ave., Suite 3400
New Orleans, Louisiana 70170

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following:

Since September 21, 2009 Wexford Capital, on behalf of the services of Mr. McCarthy, an employee of Wexford Capital was granted a total of 42,338 shares of Common Stock for certain Restricted Stock Awards and Common Stock Awards representing Annual Retainers for his services each year, all of which are fully vested except for 5,442 shares.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by adding the following:

On the Effective Date, Marc T. McCarthy, an employee of Wexford Capital LP, became a member of the Company’s Board of Directors by operation of the Plan.

On November 19, 2012, November 27, 2012 and November 30, 2012, the Purchasing Entities filed Form 144’s indicating their respective intention to sell up to an aggregate of 650,000 shares of Common Stock. As of the close of Business on December 4, 2012, 460,458 shares of common stock have been sold.

The Reporting Persons may from time to time decide to sell more shares of Common Stock within the Reporting Persons' volume limitation under Rule 144 depending on the prevailing market conditions.

Other than as set forth herein, the Reporting Persons have not formulated any definite plans and, they may from time to time acquire, or dispose of Common Stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies or other factors.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following:

Since the date of the Amendment No. 4 to the Statement, the Reporting Persons sold an aggregate of 961,590 shares of Common Stock in open market transactions at an average price of $18.873057 per share. As a result of the sales, the  aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 39,089,591 shares of Common Stock issued and outstanding as of October 26, 2012 as reported in the Company’s Form 10-Q filed with the Commission on November 1, 2012) are as follows:

Debello Investors LLC
(a) Amount beneficially owned:	1,087,849	Percent of class:	2.78%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,087,849
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,087,849

Wexford Catalyst Investors LLC
(a) Amount beneficially owned:	1,295,408	Percent of class:	3.31%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,295,408
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,295,408

Wexford Catalyst Trading Limited
(a) Amount beneficially owned:	38,024	Percent of class:	0.10%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			38,024
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			38,024

Wexford Spectrum Fund, L.P.
(a) Amount beneficially owned:	1,855,817	Percent of class:	4.75%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,855,817
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,855,817

Spectrum Intermediate Fund Limited
(a) Amount beneficially owned:	1,821,863	Percent of class:	4.66%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			1,821,863
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			1,821,863

Wexford Capital LP
(a) Amount beneficially owned:	6,133,936	Percent of class:	15.69%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			6,133,936
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			6,133,936

Wexford GP LLC
(a) Amount beneficially owned:	6,133,936	Percent of class:	15.69%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			6,133,936
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			6,133,936

Charles E. Davidson
(a) Amount beneficially owned:	6,133,936	Percent of class:	15.69%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			6,133,936
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			6,133,936

Joseph M. Jacobs
(a) Amount beneficially owned:	6,133,936	Percent of class:	15.69%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			6,133,936
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			6,133,936

Wexford Capital may, by reason of its status as managing member, investment manager or sub advisor of the Purchasing Entities, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which the Purchasing Entities possess beneficial ownership. Each of Messrs. Davidson and Jacobs, Wexford GP and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Purchasing Entities.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by the Purchasing Entities and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the Purchasing Entities.

Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 5 to the Schedule 13D.

* * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2012                                                                                      DEBELLO INVESTORS LLC

                            By:  /s/ Arthur Amron
       Name:  Arthur Amron
       Title:    Vice President and Assistant Secretary

       WEXFORD CATALYST INVESTORS LLC

                            By:  /s/ Arthur Amron
       Name: Arthur Amron
       Title: Vice President and Assistant Secretary

       WEXFORD CATALYST TRADING LIMITED

                            By:  /s/ Arthur Amron
       Name: Arthur Amron
       Title:  Vice President and Assistant Secretary

       WEXFORD SPECTRUM FUND, L.P.
       By: Wexford Spectrum Advisors, L.P., its GP
       By: Wexford Spectrum Advisors GP LLC, its GP

                            By:  /s/ Arthur Amron
       Name:  Arthur Amron
       Title:    Vice President and Assistant Secretary

       SPECTRUM INTERMEDIATE FUND LIMITED

                            By:  /s/ Arthur Amron
       Name: Arthur Amron
       Title:    Vice President and Assistant Secretary

       WEXFORD CAPITAL LP
      By: Wexford GP LLC, its general partner

                            By:  /s/ Arthur Amron
       Name: Arthur Amron
       Title:   Partner and Secretary

       WEXFORD GP LLC

                            By:  /s/ Arthur Amron
       Name: Arthur Amron
       Title:   Vice President and Assistant Secretary

                               /s/ Charles E. Davidson
             Charles E. Davidson

                              /s/ Joseph M. Jacobs
             Joseph M. Jacobs